August 17, 2013

The Board of Directors

Exceed Company Ltd.

Unit F, 24/F, China Overseas Building

139 Hennessy Road, Wanchai

Hong Kong

Dear Members of the Board of Directors,

We, Shuipan Lin and his affiliates (including Tiancheng Int'l Investment Group Limited), HK Haima Group Limited, Wisetech Holdings Limited, Windtech Holdings Limited and RichWise International Investment Group Limited (collectively, the "Consortium Members"), are pleased to submit this preliminary non-binding proposal (the "Proposal") to acquire all of the outstanding ordinary shares of Exceed Company Ltd. (the “Company”) that are not already owned by us in a "going private" transaction on the principal terms and conditions described in this letter (the "Transaction").

We believe that our Proposal of US$1.72 per ordinary share of the Company in cash provides a very attractive opportunity to the Company's shareholders. Our Proposal represents a premium of 15% to the closing price of the ordinary shares of the Company on August 16, 2013, a premium of 38% to the average closing price of the ordinary shares of the Company during the last 30 trading days and a premium of 42% to the average closing price of the ordinary shares of the Company during the last 60 trading days. As of the date hereof, the Consortium Members in the aggregate own approximately 66.5% of the total outstanding ordinary shares of the Company.

Set forth below are the key terms of our Proposal.

I. Transaction and Purchase Price

We propose to acquire all of the outstanding ordinary shares of the Company not already owned by us at a purchase price equal to US$1.72 per ordinary share in cash through a one-step merger of an acquisition vehicle newly formed by the Consortium Members with and into the Company. Please note that the Consortium Members are currently interested only in pursuing the Transaction and are not interested in selling their shares in any other transaction involving the Company.

II. Sources of Financing

We intend to finance the Transaction with a combination of equity and debt capital funded by Mr. Shuipan Lin.

III. Definitive Documentation

Consummation of the Transaction would require negotiation and execution of a definitive merger agreement, as well as other customary agreements for a transaction of this nature, each containing terms and conditions appropriate for transactions of this type. We have retained Skadden, Arps, Slate, Meagher & Flom LLP as our international legal counsel and are prepared to provide draft agreements promptly.

IV. Confidentiality

We intend to promptly file a joint Schedule 13D to disclose this Proposal and our intention as set out in this Proposal. However, we are sure you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the definitive agreements or terminated our discussions.

V. Process

We believe that the Transaction will provide superior value to the Company's public shareholders. We recognize that the board of directors will evaluate the Proposal independently before it can make a decision to endorse it. Given our involvement in the Transaction, we would expect that the independent members of the board of directors will proceed to consider our Proposal and the Transaction.

VI. No Binding Commitment

This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by the Consortium Members and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

* * * * *

In closing, we would like to express our commitment to working together with the board of directors of the Company to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

SHUIPAN LIN

By: /s/ Shuipan Lin

TIANCHENG INT'L INVESTMENT GROUP LIMITED

By:	/s/ Shuli Chen
	Name:	Shuli Chen
	Title:	Director

HK HAIMA GROUP LIMITED

By:	/s/ Huixin Zhuang
	Name:	Huixin Zhuang
	Title:	Director

WISETECH HOLDINGS LIMITED

By:	/s/ Wong Kok Wai
	Name:	Wong Kok Wai
	Title:	Director

WINDTECH HOLDINGS LIMITED

By:	/s/ Wong Kok Wai
	Name:	Wong Kok Wai
	Title:	Director

RICHWISE INTERNATIONAL INVESTMENT GROUP LIMITED

By:	/s/ Jinlei Shi
	Name:	Jinlei Shi
	Title:	Director

[Signature Page to Proposal Letter]